SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           BLUE RIVER BANCSHARES, INC.
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   09602P 10 7
                                 (CUSIP Number)


                                                          Copy to:
         Russell Breeden III                       Claudia V. Swhier, Esq.
 20 North Meridian Street, Suite 800A                Barnes & Thornburg
     Indianapolis, Indiana 46204                    11 S. Meridian Street
            (317) 681-1233                       Indianapolis, Indiana 46204
                                                        (317) 231-7231

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 4, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "Affiliated" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D

----------------------- ------------------------------------------------------------------------------------------------------

CUSIP No. 09602P 10 7 1                                                                              Page 2 of 10 Pages

----------------------- ------------------------------------------------------------------------------------------------------

1                       NAME OF REPORTING PERSON                                           Russell Breeden III
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

----------------------- ------------------------------------------------------------------------------------------------------

2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)  |X|

                                                                                                                (b)  [ ]

----------------------- ------------------------------------------------------------------------------------------------------

3                       SEC USE ONLY

----------------------- ------------------------------------------------------------------------------------------------------

4                       SOURCE OF FUNDS   PF

----------------------- ------------------------------------------------------------------------------------------------------

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                [ ]

----------------------- ------------------------------------------------------------------------------------------------------

6                       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

----------------------- -------- ---------------------------------------------------------------------------------------------

                        7        SOLE VOTING POWER     508,171

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
 EACH
REPORTING
PERSON WITH
                        -------- ---------------------------------------------------------------------------------------------

                        8        SHARED VOTING POWER        0

                        -------- ---------------------------------------------------------------------------------------------

                        9        SOLE DISPOSITIVE POWER     508,171

                        -------- ---------------------------------------------------------------------------------------------

                        10       SHARED DISPOSITIVE POWER                    0

----------------------- ------------------------------------------------------------------------------------------------------

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          508,171

----------------------- ------------------------------------------------------------------------------------------------------

12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        [ ]

----------------------- ------------------------------------------------------------------------------------------------------

13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          14.9%

----------------------- ------------------------------------------------------------------------------------------------------

14                      TYPE OF REPORTING PERSON
                                          IN

----------------------- ------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------- ------------------------------------------------------------------------------------------------------

CUSIP No. 09602P 10 7 1                                                                              Page 3 of 10 Pages

----------------------- ------------------------------------------------------------------------------------------------------

1                       NAME OF REPORTING PERSON                                           Wayne C. Ramsey
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

----------------------- ------------------------------------------------------------------------------------------------------

2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)  |X|

                                                                                                                (b)  [ ]

----------------------- ------------------------------------------------------------------------------------------------------

3                       SEC USE ONLY

----------------------- ------------------------------------------------------------------------------------------------------

4                       SOURCE OF FUNDS   PF

----------------------- ------------------------------------------------------------------------------------------------------

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                [ ]

----------------------- ------------------------------------------------------------------------------------------------------

6                       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

----------------------- -------- ---------------------------------------------------------------------------------------------

NUMBER OF               7        SOLE VOTING POWER     185,778
SHARES
BENEFICIALLY
OWNED BY
 EACH
REPORTING
PERSON
 WITH
                        -------- ---------------------------------------------------------------------------------------------

                        8        SHARED VOTING POWER         0

                        -------- ---------------------------------------------------------------------------------------------

                        9        SOLE DISPOSITIVE POWER     185,778

                        -------- ---------------------------------------------------------------------------------------------

                        10       SHARED DISPOSITIVE POWER                    0

----------------------- ------------------------------------------------------------------------------------------------------

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          185,778

----------------------- ------------------------------------------------------------------------------------------------------

12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        [ ]

----------------------- ------------------------------------------------------------------------------------------------------
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                                        5.5%

----------------------- ------------------------------------------------------------------------------------------------------
                        TYPE OF REPORTING PERSON
14                                        IN

----------------------- ------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

----------------------- ------------------------------------------------------------------------------------------------------

CUSIP No. 09602P 10 7 1                                                                              Page 4 of 10 Pages

----------------------- ------------------------------------------------------------------------------------------------------

1                       NAME OF REPORTING PERSON                                           L. Gene Tanner
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

----------------------- ------------------------------------------------------------------------------------------------------

2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)  |X|

                                                                                                                (b)  [ ]

----------------------- ------------------------------------------------------------------------------------------------------

3                       SEC USE ONLY

----------------------- ------------------------------------------------------------------------------------------------------

4                       SOURCE OF FUNDS   PF

----------------------- ------------------------------------------------------------------------------------------------------

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                                [ ]

----------------------- ------------------------------------------------------------------------------------------------------

6                       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

----------------------- -------- ---------------------------------------------------------------------------------------------
NUMBER OF
SHARES                  7        SOLE VOTING POWER     117,040
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
 WITH
                        -------- ---------------------------------------------------------------------------------------------

                        8        SHARED VOTING POWER         0

                        -------- ---------------------------------------------------------------------------------------------

                        9        SOLE DISPOSITIVE POWER     117,040

                        -------- ---------------------------------------------------------------------------------------------

                        10       SHARED DISPOSITIVE POWER                    0

----------------------- ------------------------------------------------------------------------------------------------------

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          117,040

----------------------- ------------------------------------------------------------------------------------------------------
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                      [ ]

----------------------- ------------------------------------------------------------------------------------------------------
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                                        3.4%

----------------------- ------------------------------------------------------------------------------------------------------
                        TYPE OF REPORTING PERSON
14                                        IN
----------------------- ------------------------------------------------------------------------------------------------------


Item 1. Security and Issuer.

     This Schedule 13D is being filed jointly by Russell Breeden, III, Wayne C. Ramsey, and L. Gene Tanner, all Indiana residents. Messrs. Breeden, Ramsey and Tanner are collectively referred to in this Schedule 13D as the "Group" or the "Reporting Persons." The joint filing agreement of the members of the Group is attached as Exhibit 1.

     The class of equity securities to which this statement relates is the common stock, without par value (the "Common Stock"), of Blue River Bancshares, Inc. (the "Issuer"), an Indiana corporation having its principal office at 29 E. Washington Street, Shelbyville, Indiana 46176.


Item 2. Identity and Background.

(a) This statement is filed by Russell Breeden III, Wayne C. Ramsey, and L. Gene Tanner.

(b) The business addresses of the Reporting Persons are as follows:

                 Russell Breeden III
                 20 North Meridian Street, Suite 800A
                 Indianapolis, IN  46204

                 Wayne C. Ramsey
                 LYNCH & Associates
                 10644 Newburgh Road
                 Newburgh, IN  47630

                 L. Gene Tanner
                 NatCity Investments, Inc.
                 251 N. Illinois Street
                 Indianapolis, IN  46204

(c) Mr. Breeden is Chief Executive Officer of the Issuer. Mr. Ramsey is Vice President/Investment Management of LYNCH & Associates, a registered investment advisor. Mr. Tanner is Vice Chairman of NatCity Investments, Inc., an investment brokerage and banking firm. Their addresses are set forth in Item 2(b) above.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are all citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons' shares of Common Stock of the Issuer, including the shares the Reporting Persons acquired pursuant to the Issuer's Rights Offering as described in its Prospectus dated October 21, 2003 (the "Rights Offering"), were acquired by the Reporting Persons with personal funds. The 151,500 shares acquired pursuant to the Rights Offering on November 4, 2003, were purchased at a price of $4.50 per share.


Item 4. Purpose of Transaction.

     The Reporting Persons acquired the shares reported herein for investment purposes. Subject to market conditions, the Reporting Persons may purchase additional shares of Common Stock, or may sell some or all of the shares of Common Stock that they currently own from time to time, as permitted under the securities laws. Pursuant to an agreement with the Issuer, Mr. Breeden and Mr. Ramsey have become directors of the Issuer, and Mr. Breeden has become a director of the Issuer's principal savings association subsidiary. In July, 2003, the Issuer's Board of Directors appointed Mr. Breeden as Chief Executive Officer of the Issuer. In addition, pursuant to the Stock Purchase Agreement between the Reporting Persons and the Issuer dated June 7, 2002 (the "Stock Purchase Agreement"), in 2003 Mr. Breeden may designate another director for nomination to the Board of Directors of the Issuer, subject to the Issuer's approval. These individuals intend to help the Issuer and its principal savings association to accomplish their business plans. It is also anticipated that Messrs. Breeden, Ramsey and the other new director may suggest to the Issuer's Board short-term and long-term uses of the capital raised pursuant to the Stock Purchase Agreement. They may suggest using some of the capital retained by the Issuer following the Second Closing to acquire interests in other financial institutions such as Unified Banking Company, a savings association based in Lexington, Kentucky, if capital and management levels permit and if the financial institutions have compatible community-based goals and operating plans to those of the Issuer's subsidiary savings association.

     The Reporting Persons have no plans or proposals which relate to or would result in:

(a) except as provided above, the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) except as provided above, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) except as provided above, any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) except as provided above, any other material change in the Issuer's business or corporate structure;

(g) except as contemplated by the above matters, changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

(a) As of the date of this statement, Mr. Breeden beneficially owns 508,171 shares of the Issuer's Common Stock, 51,500 of which he acquired on November 4, 2003 from the Issuer in the Issuer's Rights Offering (which acquisition provides Mr. Breeden with a 14.9% interest in the Issuer).

     As of the date of this statement, Mr. Ramsey beneficially owns 185,778 shares of the Issuer's Common Stock, 57,766 of which he acquired on November 4, 2003 from the Issuer in the Issuer's Rights Offering for $4.50 per share (which acquisition provides Mr. Ramsey with a 5.5% interest in the Issuer).

     As of the date of this statement, Mr. Tanner beneficially owns 117,040 shares of the Issuer Common Stock, 42,234 of which he acquired on November 4, 2003 from the Issuer in the Issuer's Rights Offering for $4.50 per share (which acquisition provides Mr. Tanner with a 3.4% interest in the Issuer).

     Collectively the Reporting Persons own an aggregate of 810,989 shares which provide them with an aggregate 23.8% interest in the Issuer.

(b) Mr. Breeden has or will have the sole power to vote and dispose of the 508,171 shares of the Issuer's Common Stock that he owns.

     Mr. Ramsey has or will have the sole power to vote and dispose of the 185,778 shares of the Issuer's Common Stock that he owns.

     Mr. Tanner has or will have the sole power to vote and dispose of the 117,040 shares of the Issuer's Common Stock that he owns.

(c) None of the Reporting Persons has acquired any shares of the Issuer's Common Stock within 60 days of the date of this Schedule 13D, other than those disclosed in Item 5 as having been purchased on November 4, 2003.

(d) N/A.

(e) N/A.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to the shares of Blue River Common Stock other than the Stock Purchase Agreement incorporated by reference herein as Exhibit 2.

Item 7. Material to be Filed as Exhibits.

           Exhibit No.        Description
           -----------        -----------
               1              Joint Filing Agreement

               2 Stock Purchase Agreement between the Issuer and the Reporting Persons dated June 7, 2002 is incorporated by reference to Exhibit 2 to the
                              Schedule 13D dated September 19, 2002 filed by the Reporting Persons with respect to the Issuer.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 17, 2003                    /s/ Russell Breeden, III
                                            ------------------------------------
                                            Russell Breeden, III


                                            /s/ Wayne C. Ramsey
                                            ------------------------------------
                                            Wayne C. Ramsey


                                            /s/ L. Gene Tanner
                                            ------------------------------------
                                            L. Gene Tanner

                                    EXHIBIT 1


                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Dated: November 17, 2003                    /s/ Russell Breeden, III
                                            ------------------------------------
                                            Russell Breeden, III


                                            /s/ Wayne C. Ramsey
                                            ------------------------------------
                                            Wayne C. Ramsey


                                            /s/ L. Gene Tanner
                                            ------------------------------------
                                            L. Gene Tanner